July 1, 2013 VIA EDGAR AND HAND DELIVERY Jeffrey P. Riedler Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com FIRM / AFFILIATE OFFICES
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Re:	Conatus Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed June 14, 2013
File No. 333-189305

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated June 26, 2013 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Conatus Pharmaceuticals Inc. (“Conatus” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Conatus is submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), responding to the Staff’s comments and updating the Registration Statement. Courtesy copies of this letter and the Amendment (marked to show changes thereto) are being submitted to the Staff by hand delivery.

Conatus’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Conatus’ response for each item below.

General

1.	Please note that we have not completed our examination of your correspondence provided on June 25, 2013. We may have further comments upon examination of this correspondence.

Conatus’ Response: The Company acknowledges the Staff’s comment.

2.	Please note that when you file a pre-effective amendment containing pricing related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price up to $10 and 20% if you price above $10.

July 1, 2013

Conatus’ Response: The Company acknowledges the Staff’s comment and will include a bona fide price range in a pre-effective amendment to the Registration Statement prior to circulating the preliminary prospectus for the offering.

Use of Proceeds, page 38

3.	We note your response to our prior comment number 7 and 11. Please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to each of the three trials.

Conatus’ Response: The Company has revised page 38 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 55

4.	Please refer to your response to comment 19 and your additional disclosures on page 55. Since research and development expenses are the most significant portion of your results of operations, please expand your disclosures to provide more insight into the nature of the research and development expenses that were incurred during each period presented. For example, please provide a quantitative analysis of changes in employee related expenses, expenses incurred under agreements with contract research organizations and costs associated with regulatory approvals, to the extent material.

Conatus’ Response: The Company has revised pages 55 and 56 of the Amendment in response to the Staff’s comment.

Business

Idun Pharma Sublicense Agreement, page 77

5.	We note your response to our prior comment number 14. Please amend your disclosure and explain the material obligations you must satisfy in order to prevent Idun Pharma from exercising its right to terminate the Idun Pharma Sublicense Agreement. Additionally, please disclose to what extent you are meeting your obligations under the Idun Pharma Sublicense Agreement.

Conatus’ Response: The Company has revised page 77 of the Amendment in response to the Staff’s comment.

6.	We note that you disclose that Idun Pharma may breach or terminate the underlying license agreement between Idun Pharma and TJU on page 78. Please clarify your dependence on the Idun Pharma Sublicense Agreement, and any material adverse effect due to Idun Pharma terminating the underlying license agreement.

July 1, 2013

Conatus’ Response: The Company has revised page 78 of the Amendment in response to the Staff’s comment.

Notes to Consolidated Financial Statements

13. Subsequent Events (unaudited), page F-23

7.	Please disclose the conversion rate of the convertible loan and whether there are any potential adjustments.

Conatus’ Response: The Company has revised page F-23 of the Amendment in response to the Staff’s comment.

8.	Please tell us and disclose how you intend to account for the 2013 Warrants issued in conjunction with the convertible promissory notes.

Conatus’ Response: The Company has revised page F-23 of the Amendment in response to the Staff’s comment. The Company has indicated that it intends to initially classify the 2013 Warrants as liabilities. The Company believes that liability classification is required due to the 2013 Warrants being exercisable into shares of Series B Preferred Stock, which is considered to be redeemable. Upon completion of the offering, the 2013 Warrants will become exercisable into shares of common stock. At that time, the 2013 Warrants will be considered to be indexed to the Company’s common stock, and therefore qualify for equity classification. The Company intends to reclassify the 2013 Warrants to equity upon completion of the offering at the then current fair value of the 2013 Warrants.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson, Esq.

Cheston J. Larson, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc:	Matthew Jones, Securities and Exchange Commission
Steven J. Mento, Ph.D., Conatus Pharmaceuticals Inc.
Matthew T. Bush, Esq., Latham & Watkins LLP
Christopher G. Geissinger, Esq., Latham & Watkins LLP